1181702 Doc. Control

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act	Securities Exchange Act of 1934
Section	14(e)
Rule	14e-5
Public Availability	July 29, 2002

02052031

July 29, 2002

William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall Street
London EC2V 5EH, England

Re: Saipem SpA Offer for Shares and ADSs of Bouygues Offshore S.A.
File No. TP 02-102

Dear Mr. Groll:

In regard to your letter dated July 29, 2002, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Response:

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-10(a)(1) is to permit *Saipem SpA* (Saipem) to make the U.S. Offer available only to U.S. persons who hold Shares of *Bouygues Offshore S.A.* (Bouygues Offshore) and all holders of ADSs. All non-U.S. persons who hold Shares can participate in the International Offer, to be held simultaneously with the U.S. Offer. This exemption is based in part on your representation that the structure and procedures for the mandatory standing offer are required under applicable French law.

The exemption from Rule 14e-5 is to permit Saipem to purchase Shares of Bouygues Offshore pursuant to the International Offer during the U.S. Offer. The exemption from Rule 14e-5 does not apply to purchases of shares by Saipem prior to this exemption being granted. In addition, you do not request, and we do not grant, any relief regarding purchases or arrangements to purchase Shares or ADSs otherwise than pursuant to the Offers.

Finally, the Division of Corporation Finance will not recommend enforcement action if the International Offer is conducted without compliance with Section 14(d) of the Exchange Act, Rule 13e-3 and Regulation 14D under the Exchange Act, as described in your letter.

The foregoing exemptions from Rules 14d-10 and 14e-5 and no-action position under Section 14(d), Rule 13e-3 and Regulation 14D are based solely on your representations and the facts presented and are strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Mauri L. Osheroff
Associate Director (Regulatory Policy)
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

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July 29, 2002

VIA FEDEX

Dennis O. Garris, Esq.
Office Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposed Tender Offer in the United States
by Saipem SpA for Bouygues Offshore S.A.

Dear Mr. Garris:

We are writing on behalf of our client, Saipem SpA ("Saipem"), to follow up on our recent conversations and to request that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-10(a) and Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the proposed tender offer in the United States by Saipem for securities of Bouygues Offshore S.A. ("Bouygues Offshore") described in this letter.

Background

Saipem SpA

Saipem, a company organized under the laws of Italy as a *società per azioni*, is one of the world's leading oil and gas contractors, providing offshore and onshore drilling, construction, production and transportation services to the oil and gas industry. Saipem's shares are listed on the Milan Stock Exchange and the Paris Stock Exchange. Saipem has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act.

Eni SpA, a company organized under the laws of Italy as a *società per azioni*, holds directly or indirectly 42.97% of the issued and outstanding common shares of Saipem.

Bouygues Offshore S.A.

Bouygues Offshore, a *société anonyme* organized under the laws of the Republic of France, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. Bouygues Offshore is a leader in the design, construction, installation and management of onshore and offshore oil and gas production facilities. Bouygues Offshore provides complete turnkey service for projects that involve upstream oil, downstream oil and petrochemicals, gas, energy transportation and export and energy distribution. These services include: basic design, conceptual design, detailed engineering, procurement, construction, installation, commissioning, operation, maintenance and front-end engineering and design (FEED).

The shares of Bouygues Offshore's common stock, nominal value €1.52 per share (the "Shares"), are listed on the *Premier Marché* of Euronext Paris S.A. and its American Depositary Shares ("ADSs"), each representing one-half of one Share are listed on the New York Stock Exchange (the "NYSE"). According to information provided by Bouygues Offshore, (i) as of July 9, 2002, there were 17,102,156 Shares (including Shares represented by ADSs) outstanding (of which 495,977 were treasury shares), and (ii) as of July 23, 2002, there were 623,722 ADSs outstanding (representing 311,861 Shares).

Until July 9, 2002, Bouygues Construction S.A., a *société anonyme* organized under the laws of the Republic of France (the "Selling Shareholder"), owned 8,685,600 Shares, representing 50.8% of the share capital of, and 52.3% of the voting rights in, Bouygues Offshore.

Saipem's Acquisition of a Majority Stake in Bouygues Offshore

Following private arm's length negotiations between Saipem and the Selling Shareholder, on May 8, 2002, Saipem made an offer to the Selling Shareholder to acquire its majority stake in Bouygues Offshore at a price of €60 per share. On May 13, 2002, the board of directors of the Selling Shareholder recommended acceptance of the offer, following a meeting of the Selling Shareholder's workers' committee. The Selling Shareholder and Saipem then entered into a definitive Share Purchase Agreement, dated May 13, 2002, under which the Selling Shareholder agreed to sell, and Saipem obligated itself to purchase, the 8,685,600 Shares held by the Selling Shareholder at a purchase price of €60 per share, subject to increase by interest at a rate per annum equal to three-month Euribor plus 0.5% for each day after June 27, 2002 until the date on which the acquisition was completed. Saipem completed the acquisition of this stake on July 9, 2002 at the interest-adjusted price of €60.08 per share.

The French Standing Offer

Under applicable French law, any person, acting alone or in concert with other persons, who acquires a block of securities providing it a majority of the share capital or voting rights of a company is required to file a "standing offer" (*garantie de cours*). Thus, upon completion of its acquisition from the Selling Shareholder, Saipem became required pursuant to French law to launch a standing offer. In France, standing offers (and other tender offers) are regulated by the *Conseil des marchés financiers* ("CMF") and the *Commission des opérations de bourse* ("COB"), which together provide a comprehensive scheme for the regulation of French tender offers and trading in the French markets.

The filing of a standing offer is made by letter to the CMF by one or more presenting banks, at least one of which guarantees the content and the irrevocability of the commitments undertaken by the initiator. In this case, Morgan Stanley & Co. International Limited filed the standing offer on behalf of Saipem on July 9, 2002, promptly after the closing of the purchase of the majority stake, in accordance with French law. The CMF must clear the standing offer prior to its commencement. In connection with a standing offer (as distinct from the procedure in connection with a normal tender offer), the CMF does not review the fairness of the offered price, which must be equal to the price paid in the acquisition of the majority block.

The information memorandum for the standing offer (*note d'information*) was, in accordance with French law and practice, sent to the COB at the same time as the standing offer was filed with the CMF. The COB must approve the information memorandum before its use in connection with the standing offer. In practice, the COB usually waits for the CMF to have cleared the offer before it grants a visa on the information memorandum.

The CMF approved the offer on July 24, 2002. The COB approved the information memorandum and granted its visa on July 25, 2002. Promptly after the COB's approval of the information memorandum, it was made public by the COB on its web site. The initiator must then publish the entire information memorandum in a financial newspaper having national circulation in France within two trading days following the COB's approval, which is being done today. Under French law, the standing offer is deemed to commence the day after such publication of the information memorandum. The information memorandum itself is not mailed to holders of Shares.

In a standing offer, the offeror is required to undertake to acquire, for a period of at least ten trading days, all securities tendered for sale by public shareholders of the target at the same price as the price at which the acquisition of the majority block of securities was carried out. Thus, Saipem is required to, and will, offer €60.08 per share for Shares tendered in the standing offer.

The expiration date of a tender offer in France, including a standing offer, is determined by the CMF. The CMF has consented to a period in excess of twenty trading days for the standing offer if the relief requested herein is obtained so that Saipem may conduct the standing offer concurrently with the proposed tender offer in the United States.

A standing offer is unconditional. In a standing offer, the shareholders of the target must, by law, be offered the ability to tender their shares "on the market" (the "Market Tenders"), in which case the settlement of the initiator's purchase of these shares, pursuant to the offer, occurs three trading days after such tender (*i.e.*, Saipem will be required, as a matter of French law, to accept and pay for these Shares as they are tendered throughout the standing offer period).[1] The initiator in a standing offer may also decide to offer to the shareholders of the target a second means of tendering – the ability to tender their shares through the semi-centralized procedure administered by Euronext Paris, in which case the settlement of the initiator's purchase of these shares occurs after the end of the standing offer (*i.e.*, Saipem will accept and pay for these Shares only at the end of the standing offer). The International Offer will include this second means of tendering as part of the standing offer.

Under the General Rules applicable to tender offers in France, the initiator is permitted, under certain circumstances and with proper disclosure, to make additional purchases of the securities that are the subject of the tender offer in market transactions (in addition to those pursuant to Market Tenders), *i.e.*, outside the tender offer. If the relief requested herein is obtained so that Saipem may conduct the proposed tender offer in the United States, Saipem will not make any purchases outside the tender offers anywhere in the world, even though they may be otherwise permitted by applicable laws other than Rule 14e-5.

If, following the standing offer (or otherwise), Saipem holds at least 95% of the share capital and voting rights of Bouygues Offshore, Saipem would be able to, and intends to, carry out a squeeze-out of the remaining Shares, as a result of which Saipem would hold 100% of the share capital and voting rights of Bouygues Offshore. In order to carry out such a squeeze-out, Saipem would need to present the opinion of an independent appraiser (the appointment of which is subject to the approval of the CMF and the absence of any objection from the COB) confirming the fairness of the price offered. In order to better prepare for the possible squeeze-out, Saipem has appointed such an independent appraiser now to review the fairness of the price mandatorily offered in the standing offer. The opinion of the independent appraiser will be included in the information memorandum for the standing offer.

The Proposed United States Tender Offer

In conjunction with the French standing offer that Saipem is required to make, Saipem would like to make an offer to acquire ADSs and Shares from holders resident in the United States, both to enable it to achieve the highest possible ownership through the offers, and to enable the U.S. holders to participate in the transaction on the same terms as holders outside the United States. Accordingly, it has undertaken an assessment of the level of ownership of Shares and ADSs in the United States to determine the applicability of the U.S. tender offer rules to the proposed offer.

Prior to July 9, 2002, Saipem had only limited direct contact with Bouygues Offshore concerning Saipem's acquisition. Its acquisition of the majority stake in the company was negotiated directly with the Selling Shareholder and its contacts regarding the company were primarily with the Selling Shareholder. Saipem has received only limited information about the U.S. ownership of Shares and ADSs from Bouygues Offshore.

1 Article 5-4-2 of the General Rules of the CMF.

Saipem has, accordingly, undertaken a search of publicly available information about the U.S. ownership of Shares and ADSs. According to Bouygues Offshore's Form 20-F for the Fiscal Year ended December 31, 2001, to the best of its knowledge at May 31, 2002, only approximately 2.04% of its outstanding shares were held of record in the United States. We also looked at other publicly available information, including reports on Form 13F filed with the Commission by institutional investment managers pursuant to Rule 13f-1(a) of the Exchange Act with respect to the ADSs and the Shares and Statements on Schedule 13D and 13G filed with the Commission pursuant to Rule 13d-1. Such publicly available information shows institutional holders that appear to be U.S. persons holding as of March 31, 2002 approximately 1.4% through ADSs (leaving approximately 0.8% of the ADSs then outstanding unaccounted for) and an additional 1.5% through Shares. In addition, a Schedule 13G has been filed by Capital Group International Inc. stating that it "is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G." The Schedule 13G reports aggregate beneficial ownership of 12.0% of the Shares.[2]

Furthermore, we looked at trading data to determine any presumptions that might be discerned. According to information provided by Morgan Stanley & Co. International Limited, financial advisor to Saipem, which it gathered from publicly available sources, the aggregate trading volume of the ADSs on the NYSE over the 12-calendar-month period ended June 30, 2002, was 867,600, corresponding to 433,800 Shares, which represents approximately 3.0% of the worldwide aggregate trading volume on Euronext Paris and the NYSE of the Shares and ADSs during the same period (taking into account the fact that each ADS represents one-half of one Share).

We have been advised by Bouygues Offshore that it does not have in its possession currently any information concerning record or beneficial ownership of its shares in the United States beyond that which is reflected in its public filings and in this letter. While it might be possible to cause Bouygues Offshore to try to gather additional information to facilitate Saipem's calculation of U.S. ownership, that information cannot be (and could not have been) obtained in the requisite time frame for this offer. We note in this regard that, because this transaction was negotiated directly between Saipem and the Selling Shareholder, Bouygues Offshore did not have any direct material involvement in the transaction until its board of directors determined, at a meeting on July 9, 2002, that the standing offer and the proposed U.S. tender offer were in the interests of the holders of Shares and ADSs.

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2 We note, however, that the Schedule 13G lists the aggregate number of shares beneficially owned as 39,785,760 – more than five times the total number of Bouygues Offshore's shares actually outstanding and not owned by the Selling Shareholder (7,920,579, after deducting the treasury shares). We have attempted to reach Capital Group International to obtain correct information on its holdings, but have not as yet been successful. We have left messages at the telephone number shown on the filings Capital Group International has made with the Commission, but have not received a call back. We have also obtained a different number from directory assistance, but the number appears to be out of service.

We have been advised that Bouygues Offshore, like most French companies, does not maintain a share register of the record owners of its Shares. In France, in order for a company like Bouygues Offshore to identify holders of its Shares, it would need to make a special request that Euroclear conduct a survey (known as a *Titres au Porteur Identifiés*, or a "TPI"). Under the procedures in the applicable Articles of Euroclear, in order to initiate the TPI report, an issuer must make a request no later than four trading days prior to the record date for the investigation, called the reference date. The financial intermediaries holding through Euroclear must send information about their beneficial owners (many of which are nominee holders for other beneficial owners) no later than the seventh trading day following the reference date. The issuer may collect the information from Euroclear on the 11th trading day following the reference date. Accordingly, it takes up to 16 trading days (approximately 22 calendar days) from the time a request is made by an issuer before it has the requested information. Only after this information is obtained by the issuer, can the issuer (or an agent acting on behalf of the issuer and subject to confidentiality restrictions)[3] begin to "look through" the nominee ownership revealed by this survey to determine the beneficial ownership of shares held through Euroclear. This is done by sending requests to the nominee holders identified on the TPI, to which the nominee holders may or may not respond (there is no legal obligation for them to do so). In our experience, most responses that will be made by French nominee holders will come back in ten to fifteen trading days (approximately 14 to 21 calendar days). Thus, in total, it typically takes up to approximately six to eight weeks to complete a look-through analysis and get whatever meaningful information that might be obtained about the level of U.S. beneficial ownership of a French company like Bouygues Offshore.

Given that the timing of the standing offer is governed by applicable French law and regulations and was required to be filed promptly after the completion of the acquisition from the Selling Shareholder, and is required to be commenced promptly after the receipt of the requisite approvals of the CMF and the COB, there simply was not sufficient time in this situation to undertake a request for a TPI and a thorough look-through analysis. We were, accordingly, forced to rely on the limited data that Bouygues Offshore was able to provide and the information we obtained from publicly available sources. We recognize, however, that in order to satisfy the requirement to perform a reasonable inquiry, companies must take steps early in the planning and structuring phases of transactions in order to make inquiries and obtain information that is as accurate as possible about U.S. beneficial ownership in a timely manner.

Based on the information we have, we are unable to determine with sufficient certainty whether the level of U.S. ownership was, thirty days prior to the anticipated commencement of the proposed offer, below 10% and, therefore, are not in a position to determine that Tier I is available for the offer. Not counting any Shares that may be held by Capital Group International, it appears that as little as approximately 3.54% of the total

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3 Bouygues Offshore has advised us, and we understand this to be correct, that it is not permitted as a matter of French law to provide Saipem with a copy of the shareholder list or information about the identity or address of any shareholder identified through the TPI, even though Saipem is the holder of a majority of the shares of Bouygues Offshore.

outstanding Shares (including Shares represented by ADSs) – or approximately 7.2% of the outstanding Shares not held by persons holding more than 10% (that is, the 2.04% reported to be held of record by U.S. holders in Bouygues Offshore's Form 20-F plus the 1.5% reported to have been held on Form 13F filings, after giving effect to the exclusion of the 50.8% currently owned by Saipem) – are held by U.S. holders. If Capital Group International indeed owns, in the aggregate, 12% of the outstanding Shares a further analysis of the ownership would be appropriate to determine if they are to be treated as a 10% shareholder under the applicable rules, and therefore excluded from the calculation. In its Schedule 13G, Capital Group International notes that it has beneficial ownership of these shares as a result of its ownership of a number of investment management companies that directly hold the shares. If this ownership did not result in exclusion under the rules, the Shares held by the investment management companies within Capital Group International would themselves be sufficient to preclude the applicability of Tier I. Similarly, if Capital Group International does own 12% of the outstanding Shares and its ownership is such that it should be excluded from the numerator and the denominator in the calculation, then the likely minimum number of remaining shares believed to be owned by U.S. holders as described above would constitute 9.52% of the outstanding Shares not held by persons holding more than 10% (after excluding Shares owned by Saipem and Capital Group International from the denominator). Thus, Saipem believes it is not in a position to determine that Tier I is available to the proposed U.S. tender offer.

On the other hand, Saipem believes the data set forth above comfortably supports the conclusion that Tier II is available for the proposed U.S. tender offer. Therefore, although Saipem believes that the proposed tender offer may qualify for the Tier I exemption to the U.S. tender offer rules available under Rule 14d-1(c) under the Exchange Act, it proposes to structure the tender offer to comply with the Exchange Act, subject to the Tier II exemption under Rule 14d-1(d)(2) under the Exchange Act and the exceptions described in this letter. If Saipem were to discover information about the U.S. beneficial ownership of Shares that is materially different from the information and estimates set forth above, it will disclose this information to the Commission promptly.

Saipem believes that, in order to accommodate the various local legal and other requirements and practices that apply in France and the United States, it is necessary and appropriate to bifurcate its proposed acquisition of the remaining Shares and ADSs into two separate offers. The mandatory standing offer will be made in France (the "International Offer") in accordance with the requirements of the CMF, as well as of the COB, and will be available to all holders of Shares, other than holders of Shares resident in the United States, and will not be available to holders of ADSs. A separate tender offer would be made in the United States, open only to holders of Shares resident in the United States and holders of ADSs, wherever resident (the "U.S. Offer" and, collectively with the International Offer, the "Offers"). Holders of Shares who are located in the United States and holders of ADSs will not have the right to tender directly into the International Offer, and thus will not have the right to tender by way of Market Tenders. Holders of Shares who are not located in the United States will not have the right to tender into the U.S. Offer. All purchases made pursuant to the International Offer, including purchases of Market Tenders, will occur outside the United States. Saipem will adopt procedures for the International Offer that have become customary in such offers intended to avoid the use of the U.S. mails, any other means or instrumentality of interstate commerce, or any facility of a national securities exchange in the United States.

Other than as described herein, the U.S. Offer will be subject to and conducted in accordance with the U.S. tender offer rules. Accordingly, Saipem will file with the Commission a Schedule TO relating to the U.S. Offer pursuant to Rule 14d-3 under the Exchange Act, and will take all other actions required under Regulation 14D. We expect that Bouygues Offshore will file with the Commission a Schedule 14D-9 relating to the U.S. Offer in accordance with Rule 14d-9 under the Exchange Act.

Although the proposed tender offer would be comparable in all respects to a transaction exempt from Rule 13e-3 under the Exchange Act pursuant to Rule 13e-3(g)(1), it would not literally satisfy the requirement of such exemption. Accordingly, Saipem, since it may be deemed to be an "affiliate" of Bouygues Offshore as a result of the purchase of the Selling Shareholder's majority stake, will also comply with the requirements of Schedule 13E-3 under the Exchange Act by, among other things, including the opinion of the independent appraiser in the U.S. offer to purchase.

Additional Proposed Structure and Terms of the Offers

In addition to the structures described above for the Offers, it is proposed that the Offers would be structured and conducted as follows:

1. Each of the Offers will be structured so as to comply with the applicable principles of French law, the regulations of the COB and the CMF Rules and, subject to receiving the relief requested herein, the U.S. Offer will be structured to comply with the Exchange Act.

2. To the extent legally possible, given the different regulatory schemes, Saipem intends to conduct the Offers in a manner that ensures equality of opportunity for, and equal treatment of, all holders of Shares and ADSs and, except as noted in this letter, the terms of the two Offers will be identical in all material respects.

3. In the International Offer, Saipem will offer €60.08 per share in cash -- the same amount per share as it paid to the Selling Shareholder upon consummation of the acquisition of the majority stake, as required by French law. Saipem would offer the same amount in cash in euro in the U.S. Offer, and would settle the payment in U.S. dollars calculated by converting the euro offer price into U.S. dollars at a specified conversion rate as of the expiration date of the U.S. Offer.

4. *Commencement and Duration.* The Offers will be conducted substantially concurrently. As noted above, the International Offer "commences" on the day following publication of the French information memorandum in a financial newspaper (i.e., July 30, 2002). Saipem intends to commence the U.S. Offer the same day. Saipem would commence the

U.S. Offer by requesting that Bouygues Offshore begin mailing the U.S. offer to purchase and related documents to U.S. holders of record of Shares, if any, and holders of record of ADSs,[4] and will publish, on the same day, a summary advertisement in a financial newspaper having a national circulation in the United States. In addition, Saipem intends, to the extent feasible, to distribute the U.S. offer to purchase and related documents to brokers, dealers, commercial banks and trust companies and similar persons listed as participants in a clearing agency's security position listings for subsequent transmittal to beneficial owners of ADSs and to beneficial owners of Shares who are located in the United States. The Offers would both, with the consent of the CMF, remain open for at least 20 U.S. "business days" (as defined in Rule 14d-1(g)(3) under the Exchange Act). Indeed, it is planned that the Offers will expire on September 6, 2002.

While Saipem does not currently anticipate any changes that would require extending the period that the Offers are open, the U.S. Offer would be extended, if necessary, so that it remains open for at least ten U.S. business days upon the occurrence of any of the events described in Rule 14e-1(b) under the Exchange Act. If Saipem materially changes the terms of the Offers or the information concerning the Offers, Saipem will disseminate additional tender offer materials and extend the U.S. Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act for the relevant minimum period required under the Exchange Act. The period that the U.S. Offer would remain open, including as extended, if applicable, is referred to as the "Offer Period". If the U.S. Offer needs to be extended, Saipem currently intends to request that the CMF extend the period of the International Offer so that it may terminate at the same time as the U.S. Offer terminates.

5. *Withdrawal Rights.* The U.S. Offer would be subject to withdrawal rights throughout the Offer Period. Shareholders who wish to tender their shares in the International Offer must give an irrevocable sale order to the bank, financial institution, brokerage or other intermediary (an "Intermediary") holding their Shares and will not be permitted to withdraw their Shares from the offer.

6. *Payment for Shares and ADSs.* As described above, in the International Offer, in accordance with French law, tendering shareholders will have the option to specify whether they wish to sell their shares "on the market" or as part of the "semi-centralized" offer administered by Euronext Paris. If the shareholder selects the Market Tender option, payment by the presenting bank on behalf of Saipem to the shareholder and delivery by the shareholder's Intermediary of the tendered shares to the presenting bank will occur within three trading days after the trade. If the shareholder selects the semi-centralized option, settlement and delivery between the Intermediaries selling on behalf of the tendering shareholders and the presenting bank buying on behalf of Saipem will occur after Euronext Paris shall have centralized all tender orders made through the Intermediaries, which we understand will be completed within four trading days following expiration of the International Offer.

4 As noted above, Bouygues Offshore is not permitted as a matter of French law to provide Saipem with a copy of the shareholder list or information about the identity or address of any shareholder identified through the TPI.

Securities of listed French companies are generally uncertificated and held in book entry form through accounts at Euroclear. Accordingly, once the International Offer has commenced in France, shareholders will accept the offer by informing the Intermediary at which the shareholder maintains an account for Shares, at any time prior to or on the expiration date of the offer, of the shareholder's desire to tender. If the shareholder specifies the semi-centralized offer, the Intermediary will not immediately tender such Shares into the offer, but instead will hold such shares until the expiration of the offer. On the day following the expiration of the International Offer in France, the Intermediaries shall communicate to Euronext Paris the sale orders of holders of Shares that will be "centralized" at Euronext Paris; in accordance with French practice and Euronext Paris regulations, Euronext Paris will organize the settlement and delivery of the Shares tendered in the semi-centralized tranche of the International Offer, which shall occur four trading days after the closing of the offer. On the day following this settlement and delivery of the Shares (*i.e.*, five trading days after the closing of the offer), the CMF will announce the final results of the International Offer by publishing an *avis de résultat*.

With respect to the ADSs, promptly after the expiration of the U.S. Offer, The Bank of New York, the depositary for Bouygues Offshore's ADS program, who would also be appointed receiving agent for tenders in the U.S. Offer, would provide information to Saipem indicating the number of ADSs tendered in the U.S. Offer (including the number of ADSs tendered by guaranteed delivery). The Bank of New York would then instruct BNP Paribas, the custodian in France for The Bank of New York, to deliver the Shares underlying the ADSs tendered to Saipem, and would make payment to tendering holders, promptly after the expiration of the Offers.

With respect to Shares tendered in the U.S. Offer, the shareholders would be instructed to have their brokers tender their Shares by book-entry transfer to an account in the name of The Bank of New York held at BNP Paribas. Promptly following expiration of the U.S. Offer, the Bank of New York would instruct BNP Paribas to transfer these Shares to Saipem, and would make payment to the tendering holders.

7. The Offers will both be unconditional. Accordingly, Saipem intends to purchase all Shares and ADSs properly tendered as part of the Offers.

Discussion of Issues

Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer would be open to holders of ADSs and to holders of Shares who are located in the United States (and not to holders of Shares who are not located in the United States) and the International Offer will be open to holders of Shares who are not located in the United States (and not to holders of ADSs, wherever located, or to holders of Shares who are located in the United States). Literal application of Rule 14d-10(a)(1) would prohibit the dual offer structure described in this letter.

Under the Tier II exemption in Rule 14d-1(d)(2)(ii), which Saipem has determined is applicable, as set forth above, a bidder is permitted to separate an offer into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders. Since the U.S. Offer would be made to holders of ADSs wherever located, literal application of the Tier II exemption would not exempt the dual offer structure described in this letter from the prohibition imposed under Rule 14d-10(a)(1).

Paragraph (e) of Rule 14d-10 provides that the Commission may grant an exemption from the provisions of Rule 14d-10, either unconditionally or on specified terms and conditions, to any tender offer.

There are several points of conflict between the U.S. tender offer rules and French law and practice, as outlined above. We believe that the best method for reconciling these conflicts is a dual offer structure that permits persons located in the United States and holders of ADSs to participate in the transaction through the U.S. Offer on substantially the same terms as in the International Offer. The dual offer structure proposed here is consistent with the cross-border rules adopted by the Commission effective January 2000, commonly referred to as the Cross Border Release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208), and with prior Commission Orders. Indeed, the structure proposed is substantially identical to that permitted by the Staff in *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001). *See also In the Matter of the Exchange Offer by Banco Bilbao Vizcaya Argentina S.A. for Ordinary Shares and American Depositary Shares of BBVA Banco Frances*, File No. TP 01-118 (April 19, 2001) and *Exchange Offer by Rhône Poulenc S.A. for Ordinary Shares and ADSs of Hoechst AG*, File No. TP 99-205 (October 7, 1999).

Rule 14e-5

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including any extensions thereof.

A literal application of Rule 14e-5 could be interpreted to prohibit Saipem's purchase of Shares pursuant to the International Offer. As described above, under French law applicable to standing offers, Saipem *must*, as a matter of French law, purchase, during the pendency of the International Offer, Shares that are tendered as Market Tenders. Similarly, even though, as noted above, it is intended that the Offers would be conducted substantially concurrently, it is possible that under some circumstances Saipem would be required to extend the U.S. Offer to a date that is later than the expiration of the International Offer. Thus, Saipem might be required to purchase even those Shares tendered under the semi-centralized offer mechanisms of the International Offer before the expiration of the U.S. Offer.

As noted above, French law also permits purchases to be made outside of a tender offer under certain circumstances. If the relief requested in this letter is granted and Saipem is able to make the U.S. Offer, it will not effect any such purchases anywhere in the world outside the International Offer, even if permitted by French law.

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction. Although there is, in our view, a reasonable question as to whether the jurisdictional predicate for the application of the Exchange Act would be satisfied if Saipem were to make purchases of Shares outside the United States, to remove any doubt, we apply, on behalf of Saipem, for exemptive relief for such purchases from the provisions of Rule 14e-5.[5]

Saipem's request for such exemptive relief is consistent with the exemptive relief granted by the Commission in a number of instances. In *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001), *Exchange Offer by Rhône Poulenc S.A. for Ordinary Shares and ADSs of Hoechst AG,* File No. TP 99-205 (October 7, 1999) and *TotalFina Exchange Offer for Securities of Elf Aquitaine,* File No. TP 99-198 (July 21, 1999), among other transactions, the Commission or the Staff permitted the use of a dual offer structure and granted an exemption from Rule 14e-5 (in the case of *Technip*) and Rule 10b-13 (the predecessor to Rule 14e-5) (in the case of *Rhône Poulenc* and *TotalFina*) in order to permit a non-U.S. offer and the purchase of securities thereunder during the pendency of the U.S. offer.

We emphasize that the Offers are structured to give all holders of ADSs and Shares, including holders of Shares located in the United States, the opportunity to sell their shares at the same price. Saipem will further take steps to ensure that the procedural terms of the Offers are as equivalent as practicably possible, given local law and practice considerations. In light of this, we note that permitting the Offers to proceed as described in this letter would not give rise to any possibility of abuse or deception or manipulation of the type that Rule 14e-5 is intended to prevent.

We note also that granting the relief requested in this letter would be a factor facilitating cross-border offers. The structure proposed, similar to that used in other transactions where the U.S. ownership was significantly greater than it appears to be in this case, provides a mechanism to encourage bidders for non-U.S. companies to extend their offers to U.S. persons who hold securities in the target company. If the relief requested is not granted, Saipem will have no choice but to conduct only the International Offer and to exclude U.S. holders from participating at all.

Finally, we note that, because the proposed dual offer structure involves purchases pursuant to two regulated tender offers, one in France and one in the United States, it

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5 We have been requested by Saipem to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases outside the United States in the absence of such exemptive relief.

does not present the same risks as would open market purchases or private purchases outside of the U.S. Offer, and the policies forming the basis for Rule 14e-5 will not be violated if the exemptive relief requested is granted. The offer to purchase for the U.S. offer will disclose the fact that Saipem may, as required by French law and the International Offer, make purchases pursuant to the International Offer, including Market Tenders. Any such purchases will, themselves, be disclosed as appropriate on amendments to Saipem's filings with the Commission. Thus, U.S. holders of Shares and holders of ADSs will be assured of information about the International Offer, and will be assured of the benefit of the same consideration paid per Share in the International Offer.

Relief Requested

Rule 14d-10(a)(1)

Given (i) the protections afforded by the French regulatory regime, (ii) that the Offers would be made for all outstanding Shares and ADSs and upon the same financial terms, (iii) the differences in the procedural requirements in France and the United States, (iv) the limited percentage of Shares and ADSs held by U.S. holders, (v) the express authorization under the Tier II exemptions for dual offer structures and (vi) the growing number of precedents in which the Commission has permitted structures similar to the structure proposed here, we respectfully request exemptive relief from the provisions of Rule 14d-10(a)(1) under the Exchange Act to permit the U.S. Offer to be unavailable to holders of Shares who are not resident in the United States and to permit the making of the Offers utilizing the dual offer structure as described in this letter and under Section 14(d) of the Exchange Act so that the International Offer may be conducted without itself complying with Section 14(d) of the Exchange Act and Rule 13e-3 and Regulation 14D under the Exchange Act.

Rule 14e-5

We respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to permit Saipem to make the Offers substantially simultaneously and to purchase Shares in the International Offer, including pursuant to Market Tenders during the International Offer and centralized tenders upon expiration of the International Offer, in each case to the extent such purchases occur after the public announcement of, but prior to the expiration of, the U.S. Offer.

* * *

As permitted by 17 C.F.R. 200.81(b) of the Commission's Rules of Practice, we respectfully request that this letter request and the Staff's response thereto be accorded confidential treatment until the earlier of the commencement of the U.S. Offer and the date that is 120 days from the date hereof.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me, Edward F. Greene or Jennifer Bender at +44 207 614 2200.

Very truly yours,

William A. Groll

CLEARY, GOTTLIEB, STEEN & HAMILTON

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July 29, 2002

VIA FEDEX

Dennis O. Garris, Esq.
Office Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Proposed Tender Offer in the United States
by Saipem SpA for Bouygues Offshore S.A.

Dear Mr. Garris:

We are writing on behalf of our client, Saipem SpA ("Saipem"), to follow up on our recent conversations and to request that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-10(a) and Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the proposed tender offer in the United States by Saipem for securities of Bouygues Offshore S.A. ("Bouygues Offshore") described in this letter.

Background

Saipem SpA

Saipem, a company organized under the laws of Italy as a *società per azioni*, is one of the world's leading oil and gas contractors, providing offshore and onshore drilling, construction, production and transportation services to the oil and gas industry. Saipem's shares are listed on the Milan Stock Exchange and the Paris Stock Exchange. Saipem has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act.

Eni SpA, a company organized under the laws of Italy as a *società per azioni*, holds directly or indirectly 42.97% of the issued and outstanding common shares of Saipem.

Bouygues Offshore S.A.

Bouygues Offshore, a *société anonyme* organized under the laws of the Republic of France, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act. Bouygues Offshore is a leader in the design, construction, installation and management of onshore and offshore oil and gas production facilities. Bouygues Offshore provides complete turnkey service for projects that involve upstream oil, downstream oil and petrochemicals, gas, energy transportation and export and energy distribution. These services include: basic design, conceptual design, detailed engineering, procurement, construction, installation, commissioning, operation, maintenance and front-end engineering and design (FEED).

The shares of Bouygues Offshore's common stock, nominal value €1.52 per share (the "Shares"), are listed on the *Premier Marché* of Euronext Paris S.A. and its American Depositary Shares ("ADSs"), each representing one-half of one Share are listed on the New York Stock Exchange (the "NYSE"). According to information provided by Bouygues Offshore, (i) as of July 9, 2002, there were 17,102,156 Shares (including Shares represented by ADSs) outstanding (of which 495,977 were treasury shares), and (ii) as of July 23, 2002, there were 623,722 ADSs outstanding (representing 311,861 Shares).

Until July 9, 2002, Bouygues Construction S.A., a *société anonyme* organized under the laws of the Republic of France (the "Selling Shareholder"), owned 8,685,600 Shares, representing 50.8% of the share capital of, and 52.3% of the voting rights in, Bouygues Offshore.

Saipem's Acquisition of a Majority Stake in Bouygues Offshore

Following private arm's length negotiations between Saipem and the Selling Shareholder, on May 8, 2002, Saipem made an offer to the Selling Shareholder to acquire its majority stake in Bouygues Offshore at a price of €60 per share. On May 13, 2002, the board of directors of the Selling Shareholder recommended acceptance of the offer, following a meeting of the Selling Shareholder's workers' committee. The Selling Shareholder and Saipem then entered into a definitive Share Purchase Agreement, dated May 13, 2002, under which the Selling Shareholder agreed to sell, and Saipem obligated itself to purchase, the 8,685,600 Shares held by the Selling Shareholder at a purchase price of €60 per share, subject to increase by interest at a rate per annum equal to three-month Euribor plus 0.5% for each day after June 27, 2002 until the date on which the acquisition was completed. Saipem completed the acquisition of this stake on July 9, 2002 at the interest-adjusted price of €60.08 per share.

The French Standing Offer

Under applicable French law, any person, acting alone or in concert with other persons, who acquires a block of securities providing it a majority of the share capital or voting rights of a company is required to file a "standing offer" (*garantie de cours*). Thus, upon completion of its acquisition from the Selling Shareholder, Saipem became required pursuant to French law to launch a standing offer. In France, standing offers (and other tender offers) are regulated by the *Conseil des marchés financiers* ("CMF") and the *Commission des opérations de bourse* ("COB"), which together provide a comprehensive scheme for the regulation of French tender offers and trading in the French markets.

The filing of a standing offer is made by letter to the CMF by one or more presenting banks, at least one of which guarantees the content and the irrevocability of the commitments undertaken by the initiator. In this case, Morgan Stanley & Co. International Limited filed the standing offer on behalf of Saipem on July 9, 2002, promptly after the closing of the purchase of the majority stake, in accordance with French law. The CMF must clear the standing offer prior to its commencement. In connection with a standing offer (as distinct from the procedure in connection with a normal tender offer), the CMF does not review the fairness of the offered price, which must be equal to the price paid in the acquisition of the majority block.

The information memorandum for the standing offer (*note d'information*) was, in accordance with French law and practice, sent to the COB at the same time as the standing offer was filed with the CMF. The COB must approve the information memorandum before its use in connection with the standing offer. In practice, the COB usually waits for the CMF to have cleared the offer before it grants a visa on the information memorandum.

The CMF approved the offer on July 24, 2002. The COB approved the information memorandum and granted its visa on July 25, 2002. Promptly after the COB's approval of the information memorandum, it was made public by the COB on its web site. The initiator must then publish the entire information memorandum in a financial newspaper having national circulation in France within two trading days following the COB's approval, which is being done today. Under French law, the standing offer is deemed to commence the day after such publication of the information memorandum. The information memorandum itself is not mailed to holders of Shares.

In a standing offer, the offeror is required to undertake to acquire, for a period of at least ten trading days, all securities tendered for sale by public shareholders of the target at the same price as the price at which the acquisition of the majority block of securities was carried out. Thus, Saipem is required to, and will, offer €60.08 per share for Shares tendered in the standing offer.

The expiration date of a tender offer in France, including a standing offer, is determined by the CMF. The CMF has consented to a period in excess of twenty trading days for the standing offer if the relief requested herein is obtained so that Saipem may conduct the standing offer concurrently with the proposed tender offer in the United States.

A standing offer is unconditional. In a standing offer, the shareholders of the target must, by law, be offered the ability to tender their shares "on the market" (the "Market Tenders"), in which case the settlement of the initiator's purchase of these shares, pursuant to the offer, occurs three trading days after such tender (*i.e.*, Saipem will be required, as a matter of French law, to accept and pay for these Shares as they are tendered throughout the standing offer period).[1] The initiator in a standing offer may also decide to offer to the shareholders of the target a second means of tendering – the ability to tender their shares through the semi-centralized procedure administered by Euronext Paris, in which case the settlement of the initiator's purchase of these shares occurs after the end of the standing offer (*i.e.*, Saipem will accept and pay for these Shares only at the end of the standing offer). The International Offer will include this second means of tendering as part of the standing offer.

Under the General Rules applicable to tender offers in France, the initiator is permitted, under certain circumstances and with proper disclosure, to make additional purchases of the securities that are the subject of the tender offer in market transactions (in addition to those pursuant to Market Tenders), *i.e.*, outside the tender offer. If the relief requested herein is obtained so that Saipem may conduct the proposed tender offer in the United States, Saipem will not make any purchases outside the tender offers anywhere in the world, even though they may be otherwise permitted by applicable laws other than Rule 14e-5.

If, following the standing offer (or otherwise), Saipem holds at least 95% of the share capital and voting rights of Bouygues Offshore, Saipem would be able to, and intends to, carry out a squeeze-out of the remaining Shares, as a result of which Saipem would hold 100% of the share capital and voting rights of Bouygues Offshore. In order to carry out such a squeeze-out, Saipem would need to present the opinion of an independent appraiser (the appointment of which is subject to the approval of the CMF and the absence of any objection from the COB) confirming the fairness of the price offered. In order to better prepare for the possible squeeze-out, Saipem has appointed such an independent appraiser now to review the fairness of the price mandatorily offered in the standing offer. The opinion of the independent appraiser will be included in the information memorandum for the standing offer.

The Proposed United States Tender Offer

In conjunction with the French standing offer that Saipem is required to make, Saipem would like to make an offer to acquire ADSs and Shares from holders resident in the United States, both to enable it to achieve the highest possible ownership through the offers, and to enable the U.S. holders to participate in the transaction on the same terms as holders outside the United States. Accordingly, it has undertaken an assessment of the level of ownership of Shares and ADSs in the United States to determine the applicability of the U.S. tender offer rules to the proposed offer.

Prior to July 9, 2002, Saipem had only limited direct contact with Bouygues Offshore concerning Saipem's acquisition. Its acquisition of the majority stake in the company was negotiated directly with the Selling Shareholder and its contacts regarding the company were primarily with the Selling Shareholder. Saipem has received only limited information about the U.S. ownership of Shares and ADSs from Bouygues Offshore.

[1] Article 5-4-2 of the General Rules of the CMF.

Saipem has, accordingly, undertaken a search of publicly available information about the U.S. ownership of Shares and ADSs. According to Bouygues Offshore's Form 20-F for the Fiscal Year ended December 31, 2001, to the best of its knowledge at May 31, 2002, only approximately 2.04% of its outstanding shares were held of record in the United States. We also looked at other publicly available information, including reports on Form 13F filed with the Commission by institutional investment managers pursuant to Rule 13f-1(a) of the Exchange Act with respect to the ADSs and the Shares and Statements on Schedule 13D and 13G filed with the Commission pursuant to Rule 13d-1. Such publicly available information shows institutional holders that appear to be U.S. persons holding as of March 31, 2002 approximately 1.4% through ADSs (leaving approximately 0.8% of the ADSs then outstanding unaccounted for) and an additional 1.5% through Shares. In addition, a Schedule 13G has been filed by Capital Group International Inc. stating that it "is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G." The Schedule 13G reports aggregate beneficial ownership of 12.0% of the Shares.[2]

Furthermore, we looked at trading data to determine any presumptions that might be discerned. According to information provided by Morgan Stanley & Co. International Limited, financial advisor to Saipem, which it gathered from publicly available sources, the aggregate trading volume of the ADSs on the NYSE over the 12-calendar-month period ended June 30, 2002, was 867,600, corresponding to 433,800 Shares, which represents approximately 3.0% of the worldwide aggregate trading volume on Euronext Paris and the NYSE of the Shares and ADSs during the same period (taking into account the fact that each ADS represents one-half of one Share).

We have been advised by Bouygues Offshore that it does not have in its possession currently any information concerning record or beneficial ownership of its shares in the United States beyond that which is reflected in its public filings and in this letter. While it might be possible to cause Bouygues Offshore to try to gather additional information to facilitate Saipem's calculation of U.S. ownership, that information cannot be (and could not have been) obtained in the requisite time frame for this offer. We note in this regard that, because this transaction was negotiated directly between Saipem and the Selling Shareholder, Bouygues Offshore did not have any direct material involvement in the transaction until its board of directors determined, at a meeting on July 9, 2002, that the standing offer and the proposed U.S. tender offer were in the interests of the holders of Shares and ADSs.

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2 We note, however, that the Schedule 13G lists the aggregate number of shares beneficially owned as 39,785,760 – more than five times the total number of Bouygues Offshore's shares actually outstanding and not owned by the Selling Shareholder (7,920,579, after deducting the treasury shares). We have attempted to reach Capital Group International to obtain correct information on its holdings, but have not as yet been successful. We have left messages at the telephone number shown on the filings Capital Group International has made with the Commission, but have not received a call back. We have also obtained a different number from directory assistance, but the number appears to be out of service.

We have been advised that Bouygues Offshore, like most French companies, does not maintain a share register of the record owners of its Shares. In France, in order for a company like Bouygues Offshore to identify holders of its Shares, it would need to make a special request that Euroclear conduct a survey (known as a *Titres au Porteur Identifiés*, or a "TPI"). Under the procedures in the applicable Articles of Euroclear, in order to initiate the TPI report, an issuer must make a request no later than four trading days prior to the record date for the investigation, called the reference date. The financial intermediaries holding through Euroclear must send information about their beneficial owners (many of which are nominee holders for other beneficial owners) no later than the seventh trading day following the reference date. The issuer may collect the information from Euroclear on the 11th trading day following the reference date. Accordingly, it takes up to 16 trading days (approximately 22 calendar days) from the time a request is made by an issuer before it has the requested information. Only after this information is obtained by the issuer, can the issuer (or an agent acting on behalf of the issuer and subject to confidentiality restrictions)[3] begin to "look through" the nominee ownership revealed by this survey to determine the beneficial ownership of shares held through Euroclear. This is done by sending requests to the nominee holders identified on the TPI, to which the nominee holders may or may not respond (there is no legal obligation for them to do so). In our experience, most responses that will be made by French nominee holders will come back in ten to fifteen trading days (approximately 14 to 21 calendar days). Thus, in total, it typically takes up to approximately six to eight weeks to complete a look-through analysis and get whatever meaningful information that might be obtained about the level of U.S. beneficial ownership of a French company like Bouygues Offshore.

Given that the timing of the standing offer is governed by applicable French law and regulations and was required to be filed promptly after the completion of the acquisition from the Selling Shareholder, and is required to be commenced promptly after the receipt of the requisite approvals of the CMF and the COB, there simply was not sufficient time in this situation to undertake a request for a TPI and a thorough look-through analysis. We were, accordingly, forced to rely on the limited data that Bouygues Offshore was able to provide and the information we obtained from publicly available sources. We recognize, however, that in order to satisfy the requirement to perform a reasonable inquiry, companies must take steps early in the planning and structuring phases of transactions in order to make inquiries and obtain information that is as accurate as possible about U.S. beneficial ownership in a timely manner.

Based on the information we have, we are unable to determine with sufficient certainty whether the level of U.S. ownership was, thirty days prior to the anticipated commencement of the proposed offer, below 10% and, therefore, are not in a position to determine that Tier I is available for the offer. Not counting any Shares that may be held by Capital Group International, it appears that as little as approximately 3.54% of the total

[3] Bouygues Offshore has advised us, and we understand this to be correct, that it is not permitted as a matter of French law to provide Saipem with a copy of the shareholder list or information about the identity or address of any shareholder identified through the TPI, even though Saipem is the holder of a majority of the shares of Bouygues Offshore.

outstanding Shares (including Shares represented by ADSs) – or approximately 7.2% of the outstanding Shares not held by persons holding more than 10% (that is, the 2.04% reported to be held of record by U.S. holders in Bouygues Offshore's Form 20-F plus the 1.5% reported to have been held on Form 13F filings, after giving effect to the exclusion of the 50.8% currently owned by Saipem) – are held by U.S. holders. If Capital Group International indeed owns, in the aggregate, 12% of the outstanding Shares a further analysis of the ownership would be appropriate to determine if they are to be treated as a 10% shareholder under the applicable rules, and therefore excluded from the calculation. In its Schedule 13G, Capital Group International notes that it has beneficial ownership of these shares as a result of its ownership of a number of investment management companies that directly hold the shares. If this ownership did not result in exclusion under the rules, the Shares held by the investment management companies within Capital Group International would themselves be sufficient to preclude the applicability of Tier I. Similarly, if Capital Group International does own 12% of the outstanding Shares and its ownership is such that it should be excluded from the numerator and the denominator in the calculation, then the likely minimum number of remaining shares believed to be owned by U.S. holders as described above would constitute 9.52% of the outstanding Shares not held by persons holding more than 10% (after excluding Shares owned by Saipem and Capital Group International from the denominator). Thus, Saipem believes it is not in a position to determine that Tier I is available to the proposed U.S. tender offer.

On the other hand, Saipem believes the data set forth above comfortably supports the conclusion that Tier II is available for the proposed U.S. tender offer. Therefore, although Saipem believes that the proposed tender offer may qualify for the Tier I exemption to the U.S. tender offer rules available under Rule 14d-1(c) under the Exchange Act, it proposes to structure the tender offer to comply with the Exchange Act, subject to the Tier II exemption under Rule 14d-1(d)(2) under the Exchange Act and the exceptions described in this letter. If Saipem were to discover information about the U.S. beneficial ownership of Shares that is materially different from the information and estimates set forth above, it will disclose this information to the Commission promptly.

Saipem believes that, in order to accommodate the various local legal and other requirements and practices that apply in France and the United States, it is necessary and appropriate to bifurcate its proposed acquisition of the remaining Shares and ADSs into two separate offers. The mandatory standing offer will be made in France (the "International Offer") in accordance with the requirements of the CMF, as well as of the COB, and will be available to all holders of Shares, other than holders of Shares resident in the United States, and will not be available to holders of ADSs. A separate tender offer would be made in the United States, open only to holders of Shares resident in the United States and holders of ADSs, wherever resident (the "U.S. Offer" and, collectively with the International Offer, the "Offers"). Holders of Shares who are located in the United States and holders of ADSs will not have the right to tender directly into the International Offer, and thus will not have the right to tender by way of Market Tenders. Holders of Shares who are not located in the United States will not have the right to tender into the U.S. Offer. All purchases made pursuant to the International Offer, including purchases of Market Tenders, will occur outside the United States. Saipem will adopt procedures for the International Offer that have become customary in such offers intended to avoid the use of the U.S. mails, any other means or instrumentality of interstate commerce, or any facility of a national securities exchange in the United States.

Other than as described herein, the U.S. Offer will be subject to and conducted in accordance with the U.S. tender offer rules. Accordingly, Saipem will file with the Commission a Schedule TO relating to the U.S. Offer pursuant to Rule 14d-3 under the Exchange Act, and will take all other actions required under Regulation 14D. We expect that Bouygues Offshore will file with the Commission a Schedule 14D-9 relating to the U.S. Offer in accordance with Rule 14d-9 under the Exchange Act.

Although the proposed tender offer would be comparable in all respects to a transaction exempt from Rule 13e-3 under the Exchange Act pursuant to Rule 13e-3(g)(1), it would not literally satisfy the requirement of such exemption. Accordingly, Saipem, since it may be deemed to be an "affiliate" of Bouygues Offshore as a result of the purchase of the Selling Shareholder's majority stake, will also comply with the requirements of Schedule 13E-3 under the Exchange Act by, among other things, including the opinion of the independent appraiser in the U.S. offer to purchase.

Additional Proposed Structure and Terms of the Offers

In addition to the structures described above for the Offers, it is proposed that the Offers would be structured and conducted as follows:

1. Each of the Offers will be structured so as to comply with the applicable principles of French law, the regulations of the COB and the CMF Rules and, subject to receiving the relief requested herein, the U.S. Offer will be structured to comply with the Exchange Act.

2. To the extent legally possible, given the different regulatory schemes, Saipem intends to conduct the Offers in a manner that ensures equality of opportunity for, and equal treatment of, all holders of Shares and ADSs and, except as noted in this letter, the terms of the two Offers will be identical in all material respects.

3. In the International Offer, Saipem will offer €60.08 per share in cash -- the same amount per share as it paid to the Selling Shareholder upon consummation of the acquisition of the majority stake, as required by French law. Saipem would offer the same amount in cash in euro in the U.S. Offer, and would settle the payment in U.S. dollars calculated by converting the euro offer price into U.S. dollars at a specified conversion rate as of the expiration date of the U.S. Offer.

4. *Commencement and Duration.* The Offers will be conducted substantially concurrently. As noted above, the International Offer "commences" on the day following publication of the French information memorandum in a financial newspaper (i.e., July 30, 2002). Saipem intends to commence the U.S. Offer the same day. Saipem would commence the

U.S. Offer by requesting that Bouygues Offshore begin mailing the U.S. offer to purchase and related documents to U.S. holders of record of Shares, if any, and holders of record of ADSs,[4] and will publish, on the same day, a summary advertisement in a financial newspaper having a national circulation in the United States. In addition, Saipem intends, to the extent feasible, to distribute the U.S. offer to purchase and related documents to brokers, dealers, commercial banks and trust companies and similar persons listed as participants in a clearing agency's security position listings for subsequent transmittal to beneficial owners of ADSs and to beneficial owners of Shares who are located in the United States. The Offers would both, with the consent of the CMF, remain open for at least 20 U.S. "business days" (as defined in Rule 14d-1(g)(3) under the Exchange Act). Indeed, it is planned that the Offers will expire on September 6, 2002.

While Saipem does not currently anticipate any changes that would require extending the period that the Offers are open, the U.S. Offer would be extended, if necessary, so that it remains open for at least ten U.S. business days upon the occurrence of any of the events described in Rule 14e-1(b) under the Exchange Act. If Saipem materially changes the terms of the Offers or the information concerning the Offers, Saipem will disseminate additional tender offer materials and extend the U.S. Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act for the relevant minimum period required under the Exchange Act. The period that the U.S. Offer would remain open, including as extended, if applicable, is referred to as the "Offer Period". If the U.S. Offer needs to be extended, Saipem currently intends to request that the CMF extend the period of the International Offer so that it may terminate at the same time as the U.S. Offer terminates.

5. *Withdrawal Rights*. The U.S. Offer would be subject to withdrawal rights throughout the Offer Period. Shareholders who wish to tender their shares in the International Offer must give an irrevocable sale order to the bank, financial institution, brokerage or other intermediary (an "Intermediary") holding their Shares and will not be permitted to withdraw their Shares from the offer.

6. *Payment for Shares and ADSs*. As described above, in the International Offer, in accordance with French law, tendering shareholders will have the option to specify whether they wish to sell their shares "on the market" or as part of the "semi-centralized" offer administered by Euronext Paris. If the shareholder selects the Market Tender option, payment by the presenting bank on behalf of Saipem to the shareholder and delivery by the shareholder's Intermediary of the tendered shares to the presenting bank will occur within three trading days after the trade. If the shareholder selects the semi-centralized option, settlement and delivery between the Intermediaries selling on behalf of the tendering shareholders and the presenting bank buying on behalf of Saipem will occur after Euronext Paris shall have centralized all tender orders made through the Intermediaries, which we understand will be completed within four trading days following expiration of the International Offer.

4 As noted above, Bouygues Offshore is not permitted as a matter of French law to provide Saipem with a copy of the shareholder list or information about the identity or address of any shareholder identified through the TPI.

Securities of listed French companies are generally uncertificated and held in book entry form through accounts at Euroclear. Accordingly, once the International Offer has commenced in France, shareholders will accept the offer by informing the Intermediary at which the shareholder maintains an account for Shares, at any time prior to or on the expiration date of the offer, of the shareholder's desire to tender. If the shareholder specifies the semi-centralized offer, the Intermediary will not immediately tender such Shares into the offer, but instead will hold such shares until the expiration of the offer. On the day following the expiration of the International Offer in France, the Intermediaries shall communicate to Euronext Paris the sale orders of holders of Shares that will be "centralized" at Euronext Paris; in accordance with French practice and Euronext Paris regulations, Euronext Paris will organize the settlement and delivery of the Shares tendered in the semi-centralized tranche of the International Offer, which shall occur four trading days after the closing of the offer. On the day following this settlement and delivery of the Shares (*i.e.*, five trading days after the closing of the offer), the CMF will announce the final results of the International Offer by publishing an *avis de résultat*.

With respect to the ADSs, promptly after the expiration of the U.S. Offer, The Bank of New York, the depositary for Bouygues Offshore's ADS program, who would also be appointed receiving agent for tenders in the U.S. Offer, would provide information to Saipem indicating the number of ADSs tendered in the U.S. Offer (including the number of ADSs tendered by guaranteed delivery). The Bank of New York would then instruct BNP Paribas, the custodian in France for The Bank of New York, to deliver the Shares underlying the ADSs tendered to Saipem, and would make payment to tendering holders, promptly after the expiration of the Offers.

With respect to Shares tendered in the U.S. Offer, the shareholders would be instructed to have their brokers tender their Shares by book-entry transfer to an account in the name of The Bank of New York held at BNP Paribas. Promptly following expiration of the U.S. Offer, the Bank of New York would instruct BNP Paribas to transfer these Shares to Saipem, and would make payment to the tendering holders.

7. The Offers will both be unconditional. Accordingly, Saipem intends to purchase all Shares and ADSs properly tendered as part of the Offers.

Discussion of Issues

Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer would be open to holders of ADSs and to holders of Shares who are located in the United States (and not to holders of Shares who are not located in the United States) and the International Offer will be open to holders of Shares who are not located in the United States (and not to holders of ADSs, wherever located, or to holders of Shares who are located in the United States). Literal application of Rule 14d-10(a)(1) would prohibit the dual offer structure described in this letter.

Under the Tier II exemption in Rule 14d-1(d)(2)(ii), which Saipem has determined is applicable, as set forth above, a bidder is permitted to separate an offer into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders. Since the U.S. Offer would be made to holders of ADSs wherever located, literal application of the Tier II exemption would not exempt the dual offer structure described in this letter from the prohibition imposed under Rule 14d-10(a)(1).

Paragraph (e) of Rule 14d-10 provides that the Commission may grant an exemption from the provisions of Rule 14d-10, either unconditionally or on specified terms and conditions, to any tender offer.

There are several points of conflict between the U.S. tender offer rules and French law and practice, as outlined above. We believe that the best method for reconciling these conflicts is a dual offer structure that permits persons located in the United States and holders of ADSs to participate in the transaction through the U.S. Offer on substantially the same terms as in the International Offer. The dual offer structure proposed here is consistent with the cross-border rules adopted by the Commission effective January 2000, commonly referred to as the Cross Border Release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208), and with prior Commission Orders. Indeed, the structure proposed is substantially identical to that permitted by the Staff in *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001). *See also In the Matter of the Exchange Offer by Banco Bilbao Vizcaya Argentina S.A. for Ordinary Shares and American Depositary Shares of BBVA Banco Frances,* File No. TP 01-118 (April 19, 2001) and *Exchange Offer by Rhône Poulenc S.A. for Ordinary Shares and ADSs of Hoechst AG,* File No. TP 99-205 (October 7, 1999).

Rule 14e-5

Among other things, Rule 14e-5 under the Exchange Act prohibits a person making a tender or exchange offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including any extensions thereof.

A literal application of Rule 14e-5 could be interpreted to prohibit Saipem's purchase of Shares pursuant to the International Offer. As described above, under French law applicable to standing offers, Saipem *must*, as a matter of French law, purchase, during the pendency of the International Offer, Shares that are tendered as Market Tenders. Similarly, even though, as noted above, it is intended that the Offers would be conducted substantially concurrently, it is possible that under some circumstances Saipem would be required to extend the U.S. Offer to a date that is later than the expiration of the International Offer. Thus, Saipem might be required to purchase even those Shares tendered under the semi-centralized offer mechanisms of the International Offer before the expiration of the U.S. Offer.

As noted above, French law also permits purchases to be made outside of a tender offer under certain circumstances. If the relief requested in this letter is granted and Saipem is able to make the U.S. Offer, it will not effect any such purchases anywhere in the world outside the International Offer, even if permitted by French law.

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction. Although there is, in our view, a reasonable question as to whether the jurisdictional predicate for the application of the Exchange Act would be satisfied if Saipem were to make purchases of Shares outside the United States, to remove any doubt, we apply, on behalf of Saipem, for exemptive relief for such purchases from the provisions of Rule 14e-5.[5]

Saipem's request for such exemptive relief is consistent with the exemptive relief granted by the Commission in a number of instances. In *Proposed Exchange Offer by Technip S.A., for all of the outstanding ordinary shares and American Depositary Shares of Coflexip S.A.* (August 30, 2001), *Exchange Offer by Rhône Poulenc S.A. for Ordinary Shares and ADSs of Hoechst AG,* File No. TP 99-205 (October 7, 1999) and *TotalFina Exchange Offer for Securities of Elf Aquitaine,* File No. TP 99-198 (July 21, 1999), among other transactions, the Commission or the Staff permitted the use of a dual offer structure and granted an exemption from Rule 14e-5 (in the case of *Technip*) and Rule 10b-13 (the predecessor to Rule 14e-5) (in the case of *Rhône Poulenc* and *TotalFina*) in order to permit a non-U.S. offer and the purchase of securities thereunder during the pendency of the U.S. offer.

We emphasize that the Offers are structured to give all holders of ADSs and Shares, including holders of Shares located in the United States, the opportunity to sell their shares at the same price. Saipem will further take steps to ensure that the procedural terms of the Offers are as equivalent as practicably possible, given local law and practice considerations. In light of this, we note that permitting the Offers to proceed as described in this letter would not give rise to any possibility of abuse or deception or manipulation of the type that Rule 14e-5 is intended to prevent.

We note also that granting the relief requested in this letter would be a factor facilitating cross-border offers. The structure proposed, similar to that used in other transactions where the U.S. ownership was significantly greater than it appears to be in this case, provides a mechanism to encourage bidders for non-U.S. companies to extend their offers to U.S. persons who hold securities in the target company. If the relief requested is not granted, Saipem will have no choice but to conduct only the International Offer and to exclude U.S. holders from participating at all.

Finally, we note that, because the proposed dual offer structure involves purchases pursuant to two regulated tender offers, one in France and one in the United States, it

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[5] We have been requested by Saipem to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases outside the United States in the absence of such exemptive relief.

does not present the same risks as would open market purchases or private purchases outside of the U.S. Offer, and the policies forming the basis for Rule 14e-5 will not be violated if the exemptive relief requested is granted. The offer to purchase for the U.S. offer will disclose the fact that Saipem may, as required by French law and the International Offer, make purchases pursuant to the International Offer, including Market Tenders. Any such purchases will, themselves, be disclosed as appropriate on amendments to Saipem's filings with the Commission. Thus, U.S. holders of Shares and holders of ADSs will be assured of information about the International Offer, and will be assured of the benefit of the same consideration paid per Share in the International Offer.

Relief Requested

Rule 14d-10(a)(1)

Given (i) the protections afforded by the French regulatory regime, (ii) that the Offers would be made for all outstanding Shares and ADSs and upon the same financial terms, (iii) the differences in the procedural requirements in France and the United States, (iv) the limited percentage of Shares and ADSs held by U.S. holders, (v) the express authorization under the Tier II exemptions for dual offer structures and (vi) the growing number of precedents in which the Commission has permitted structures similar to the structure proposed here, we respectfully request exemptive relief from the provisions of Rule 14d-10(a)(1) under the Exchange Act to permit the U.S. Offer to be unavailable to holders of Shares who are not resident in the United States and to permit the making of the Offers utilizing the dual offer structure as described in this letter and under Section 14(d) of the Exchange Act so that the International Offer may be conducted without itself complying with Section 14(d) of the Exchange Act and Rule 13e-3 and Regulation 14D under the Exchange Act.

Rule 14e-5

We respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to permit Saipem to make the Offers substantially simultaneously and to purchase Shares in the International Offer, including pursuant to Market Tenders during the International Offer and centralized tenders upon expiration of the International Offer, in each case to the extent such purchases occur after the public announcement of, but prior to the expiration of, the U.S. Offer.

* * *

As permitted by 17 C.F.R. 200.81(b) of the Commission's Rules of Practice, we respectfully request that this letter request and the Staff's response thereto be accorded confidential treatment until the earlier of the commencement of the U.S. Offer and the date that is 120 days from the date hereof.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me, Edward F. Greene or Jennifer Bender at +44 207 614 2200.

Very truly yours,

William A. Groll